Acquired Fund will distribute the Acquiring Fund Shares received by the Acquired Fund to its Shareholders as of the Valuation Date (as defined below) in complete liquidation of the Acquired Fund and, without further notice, the outstanding shares of the Acquired Fund held by the Shareholders will then be redeemed and canceled as permitted by the organizational documents of the Acquired Fund and applicable law. The Acquired Fund thereafter will be deregistered as an investment company under the Investment Company Act of 1940, as amended (the "1940 Act"). As a result of the Reorganization, each Shareholder will receive that number of full and fractional Acquiring Fund Shares equal in value to such Shareholder's pro rata interest in the net assets of the Acquired Fund transferred to the Acquiring Fund. Pursuant to the Reorganization, Advisor Class Shareholders of the Acquired Fund will receive Class A shares of the Acquiring Fund and Class I Shareholders of the Acquired Fund will receive Class I shares of the Acquiring Fund. It is expected that the interests of the Shareholders will not be diluted as a result of the Reorganization. The "Valuation Date" is the business day immediately preceding the Closing Date and after the payment of any distributions or other amounts by Acquired Fund or at such time on such earlier or later date after such approval as may be mutually agreed upon in writing.

In addition, in connection with the Reorganization, it is currently expected that a substantial portion of the Acquired Fund's portfolio assets (approximately 60%) will be sold. It is currently estimated that such portfolio repositioning would have resulted in realized capital gains of approximately $552,000, if such sales occurred as of October 19, 2015. Taking into account capital losses and capital loss carry forwards expected to be available to offset such realized gains, it is currently estimated that the Acquired Fund and/or Combined Fund, as applicable, would fully offset these gains. It is also estimated that such portfolio repositioning will not result in brokerage costs.

For the reasons set forth below under "The Reorganization—The Board's Considerations," the Board, including the Trustees who are not "interested persons" of the Acquired Fund ("Independent Board Members"), as that term is defined in the 1940 Act, has concluded that the Reorganization is advisable and in the best interests of the Acquired Fund and its Shareholders and recommends approval of the Reorganization.

Fee Tables

The following tables briefly describe the shareholder fees and annual Fund operating expenses that Shareholders of the Funds bear directly and indirectly from an investment in the Funds. Shareholder fees will not be charged on those Acquiring Fund Shares received in connection with the Reorganization. Each Fund pays expenses for management of its assets, distribution of its shares and other services, and those expenses are reflected in the NAV per share of each Fund. These expenses are deducted from each respective Fund's assets and are based on actual expenses incurred by each of the Acquiring Fund and Acquired Fund for its fiscal year ended September 30, 2015 and May 31, 2015, respectively. The tables also set forth pro forma fees for the Combined Fund reflecting what the fee schedule would have been on September 30, 2014, if the Reorganization had been consummated twelve (12) months prior to that date.

In connection with the Reorganization, the Board of Trustees of the Acquiring Fund approved removing the front-end sales charge on Class A shares effective upon consummation of the Reorganization. Currently, the Class A shares of the Acquiring Fund are subject to a sales charges. For purchases of Class A shares of the Acquiring Fund, you may qualify for a sales charge discount if the cumulative NAV of Class A shares of the Fund purchased in a single transaction, together with the NAV of all Class A shares of other Morgan Stanley Multi-Class Funds (as defined in the Prospectus for the Acquiring Fund) held in related accounts, amounts to $25,000 or more. More information about this combined purchase discount and other discounts is available from your authorized financial intermediary and in the section of this Proxy Statement and Prospectus entitled "Synopsis—Comparison of Acquired Fund and Acquiring Fund—Purchases, Exchanges and Redemptions—Advisor Class Shares of Acquired Fund/Class A Shares of Acquiring Fund—Sales Charges."

The Board of Trustees of the Acquiring Fund also approved changes to the Acquiring Fund's advisory fee and expense caps of each share class following the Reorganization. Specifically, MSIM has agreed to permanently reduce its advisory fee by 10 basis points to 0.20%. MSIM has agreed to further reduce its advisory fee and/or reimburse the Combined Fund so that Total Annual Fund Operating Expenses, excluding certain investment related expenses, taxes, interest and other extraordinary expenses (including litigation), will not exceed 0.55% for Class A and 0.30% for Class I.

2

Portfolio of Investments
as of March 31, 2015 (unaudited)

	MS Limited Duration U.S. Government Trust Face Amount (000)	MSIFT Limited Duration Portfolio Face Amount (000)	Pro-Forma Combined Portfolio Face Amount (000)	MS Limited Duration U.S. Government Trust Value (000)	MSIFT Limited Duration Portfolio Value (000)	Adjustments (000)	Pro-Forma Combined Portfolio Value (000)
Fixed Income Securities (97.8%)							
Agency Adjustable Rate Mortgages (11.4%)							
Federal Home Loan Mortgage Corporation,							
Conventional Pools:							
2.30%, 7/1/36 – 7/1/38	$ 964	$ 816	$ 1,780	$ 1,025	$ 867		$ 1,892
2.32%, 6/1/38	661	—	661	708	—		708
2.33%, 6/1/36	—	459	459	—	491		491
2.34%, 5/1/40	789	—	789	848	—		848
2.39%, 8/1/35	501	—	501	536	—		536
2.40%, 6/1/37 – 9/1/35	1,027	589	1,616	1,098	629		1,727
2.43%, 1/1/36 – 7/1/38	2,730(h)	935	3,665	2,923(h)	1,002		3,925
2.66%, 1/1/38	—	112	112	—	120		120
3.49%, 9/1/40	428	—	428	457	—		457
Federal National Mortgage Association,							
Conventional Pools:							
1.85%, 9/1/37	939	—	939	990	—		990
2.22%, 9/1/38	764	—	764	813	—		813
2.23%, 10/1/39	876	—	876	934	—		934
2.26%, 9/1/38 – 10/1/35	1,307(h)	—	1,307	1,393(h)	—		1,393
2.31%, 5/1/39	647	480	1,127	689	511		1,200
2.33%, 5/1/35	579(h)	470	1,049	619(h)	502		1,121
2.37%, 9/1/39	306	—	306	329	—		329
2.39%, 7/1/39	365	—	365	391	—		391
2.40%, 10/1/37	968	—	968	1,037	—		1,037
Government National Mortgage Association,							
Various Pool:							
1.63%, 11/20/39 – 2/20/41	607(h)	—	607	629(h)	—		629
2.00%, 2/20/40	226	151	377	235	158		393
				15,654	4,280		19,934
Agency Bond - Banking (FDIC Guaranteed) (0.5%)							
NCUA Guaranteed Notes							
1.40%, 6/12/15	880	—	880	882	—		882
				882	—		882
Agency Bond - Consumer Discretionary (U.S. Government Guaranteed) (0.4%)							
Safina Ltd.							
2.00%, 12/30/23	738	—	738	741	—		741
				741	—		741
Agency Bonds - Sovereign (U.S. Government Guaranteed) (1.5%)							
Hashemite Kingdom of Jordan Government AID Bond							
2.50%, 10/30/20	1,705	—	1,705	1,785	—		1,785
Tunisia Government AID Bonds							
1.69%, 7/16/19	885	—	885	898	—		898
				2,683	—		2,683
Agency Fixed Rate Mortgages (15.4%)							
Federal Home Loan Mortgage Corporation,							
April TBA:							
3.50%, 4/1/45 (a)	2,160(h)	—	2,160	2,264(h)	—		2,264
Gold Pools:							
4.00%, 11/1/41	1,156(h)	—	1,156	1,238(h)	—		1,238
4.50%, 12/1/24	958(h)	—	958	1,033(h)	—		1,033
6.50%, 9/1/19 – 4/1/24	—	4	4	—	5		5
7.50%, 11/1/19 – 5/1/35	52	1	53	64	1		65
8.00%, 8/1/32	31	—	31	39	—		39
8.50%, 8/1/31	31	—	31	38	—		38
Federal National Mortgage Association,							
April TBA:							
3.00%, 4/1/30 (a)	2,060(h)	—	2,060	2,160(h)	—		2,160
3.50%, 4/1/30 (a)	1,790(h)	—	1,790	1,899(h)	—		1,899
Conventional Pools:							
4.00%, 6/1/24 – 11/1/41	1,329(h)	—	1,329	1,409(h)	—		1,409
4.50%, 6/1/24 – 1/1/44	3,359(h)	—	3,359	3,680(h)	—		3,680
5.00%, 12/1/23 – 3/1/41	5,204	—	5,204	5,780	—		5,780
5.50%, 5/1/41	2,477	—	2,477	2,802	—		2,802
6.00%, 2/1/37 – 9/1/37	724	—	724	826	—		826
6.50%, 2/1/28 – 10/1/32	—	358	358	—	419		419
7.00%, 7/1/29 – 3/1/37	402	59	461	476	61		537
7.50%, 8/1/37	72	—	72	91	—		91
8.00%, 4/1/33	124	—	124	158	—		158
8.50%, 10/1/32	53	—	53	69	—		69

	MS Limited Duration U.S. Government Trust Face Amount (000)	MSIFT Limited Duration Portfolio Face Amount (000)	Pro-Forma Combined Portfolio Face Amount (000)	MS Limited Duration U.S. Government Trust Value (000)	MSIFT Limited Duration Portfolio Value (000)	Adjustments (000)	Pro-Forma Combined Portfolio Value (000)
Government National Mortgage Association, April TBA:							
4.00%, 4/15/45 (a)	1,340(h)	—	1,340	1,428(h)	—		1,428
Various Pools:							
6.00%, 11/15/38	274	—	274	312	—		312
7.50%, 11/15/32	367	—	367	432	—		432
8.50%, 7/15/30	194	—	194	224	—		224
9.00%, 11/15/16 – 12/15/16	—	15	15	—	15		15
				26,422	501		26,923
Asset-Backed Securities (11.0%)							
Ally Auto Receivables Trust							
0.62%, 3/15/17	—	284	284	—	284		284
American Homes 4 Rent							
1.25%, 6/17/31 (b)(c)	—	270	270	—	268		268
American Residential Properties Trust							
1.28%, 9/17/31 (b)(c)	—	401	401	—	398		398
AWAS Aviation Capital Ltd.							
7.00%, 10/17/16 (c)	—	308	308	—	316		316
Chase Issuance Trust,							
0.54%, 10/16/17	—	1,125	1,125	—	1,125		1,125
0.59%, 8/15/17	—	1,608	1,608	—	1,609		1,609
Citibank Credit Card Issuance Trust							
2.88%, 1/23/23	—	450	450	—	469		469
Colony American Homes							
1.33%, 5/17/31 (b)(c)	—	419	419	—	417		417
Colony American Homes Single-Family Rental Pass-Through Certificates							
1.13%, 7/17/31 (b)(c)	—	338	338	—	333		333
Discover Card Execution Note Trust,							
0.60%, 7/15/21 (b)	—	670	670	—	672		672
1.22%, 10/15/19	—	465	465	—	467		467
Enterprise Fleet Financing LLC							
1.05%, 3/20/20 (c)	—	836	836	—	836		836
Ford Credit Auto Owner Trust							
2.26%, 11/15/25 (c)	—	1,165	1,165	—	1,188		1,188
GE Dealer Floorplan Master Note Trust							
0.67%, 6/20/17 (b)	—	750	750	—	750		750
GE Equipment Transportation LLC							
0.62%, 7/25/16	—	99	99	—	99		99
GM Financial Automobile Leasing Trust							
0.73%, 2/20/17 (c)	—	552	552	—	552		552
Hertz Fleet Lease Funding LP							
0.73%, 12/10/27 (b)(c)	—	491	491	—	492		492
Hyundai Auto Receivables Trust,							
0.90%, 12/17/18	—	941	941	—	942		942
1.01%, 2/15/18	—	427	427	—	428		428

	MS Limited Duration U.S. Government Trust Face Amount (000)	MSIFT Limited Duration Portfolio Face Amount (000)	Pro-Forma Combined Portfolio Face Amount (000)	MS Limited Duration U.S. Government Trust Value (000)	MSIFT Limited Duration Portfolio Value (000)	Adjustments (000)	Pro-Forma Combined Portfolio Value (000)
Invitation Homes Trust,							
1.18%, 6/17/31 (b)(c)	—	429	429	—	425		425
1.40%, 12/17/30 (b)(c)	—	604	604	—	603		603
1.53%, 6/17/32 (b)(c)	—	400	400	—	400		400
John Deere Owner Trust							
0.60%, 3/15/17	—	878	878	—	879		879
Nationstar Agency Advance Funding Trust							
1.89%, 2/18/48 (c)	—	100	100	—	98		98
North Carolina State Education Assistance Authority							
1.06%, 7/25/25 (b)	—	625	625	—	627		627
Panhandle-Plains Higher Education Authority, Inc.							
1.22%, 7/1/24 (b)	—	221	221	—	223		223
PFS Tax Lien Trust							
1.44%, 4/15/16 (c)	—	405	405	—	406		406
Sunset Mortgage Loan Co., LLC							
3.72%, 11/16/44 (c)	—	310	310	—	308		308
United States Small Business Administration							
2.25%, 9/10/22	660	—	660	660	—		660
Volkswagen Credit Auto Master Trust							
1.40%, 7/22/19 (c)	—	398	398	—	400		400
VOLT NPL X LLC							
4.75%, 10/26/54 (c)	—	282	282	—	277		277
VOLT XIX LLC							
5.00%, 4/25/55 (c)	—	200	200	—	196		196
VOLT XXII LLC							
4.25%, 2/25/55 (c)	—	200	200	—	197		197
VOLT XXX LLC							
4.75%, 10/25/57 (c)	—	200	200	—	197		197
VOLT XXXI LLC							
4.50%, 2/25/55 (c)	—	200	200	—	197		197
VOLT XXXIII LLC							
4.25%, 3/25/55 (c)	—	350	350	—	345		345
Volvo Financial Equipment LLC							
0.74%, 3/15/17 (c)	—	520	520	—	520		520
Wheels SPV LLC							
0.84%, 3/20/23 (c)	—	199	199	—	199		199
World Omni Automobile Lease Securitization Trust							
1.10%, 12/15/16	—	321	321	—	322		322
				660	18,464		19,124
Collateralized Mortgage Obligations - Agency Collateral Series (10.2%)							
Federal Home Loan Mortgage Corporation,							
1.43%, 8/25/17	1,025(h)	688	1,713	1,036(h)	695		1,731
1.44%, 1/25/19	705(h)	—	705	710(h)	—		710
1.56%, 10/25/18	264(h)	196	460	266(h)	198		464
1.62%, 9/25/18	623(h)	—	623	631(h)	—		631
1.66%, 11/25/16	2,450(h)	—	2,450	2,478(h)	—		2,478
1.69%, 6/25/18	900(h)	—	900	911(h)	—		911
1.78%, 4/25/18 – 10/25/20	964(h)	—	964	975(h)	—		975
1.87%, 1/25/18	144(h)	—	144	145(h)	—		145
1.88%, 5/25/19	843	—	843	856	—		856
2.06%, 10/25/20	686(h)	—	686	699(h)	—		699
2.09%, 3/25/19	265	—	265	271	—		271
2.26%, 10/25/20	541(h)	—	541	554(h)	—		554
2.30%, 9/25/18	320	—	320	330	—		330
2.32%, 10/25/18	285	—	285	294	—		294
3.03%, 10/25/20 (b)	483	—	483	514	—		514
REMIC							
7.50%, 9/15/29	—	977	977	—	1,143		1,143
Federal National Mortgage Association,							
0.39%, 6/25/18 (b)	256(h)	—	256	257(h)	—		257
0.59%, 8/25/15	—	220	220	—	220		220
0.60%, 8/25/15	313	—	313	313	—		313
0.95%, 11/25/15	242(h)	157	399	242(h)	157		399
1.08%, 2/25/16	573(h)	373	946	575(h)	374		949
1.63%, 2/25/18	300(h)	—	300	303(h)	—		303
2.17%, 9/25/19 (b)	587	783	1,370	601	802		1,403

Merrill Corporation 15-14968-4 Fri Oct 23 06:54:18 2015 (V 2.4m-2-P95604CBE)   Chksum: 816455 Cycle 4
PART B/SAI JOB 4   Morgan Stanley & Co - Institutional Fund Trust
108737   c:\jms\108737\15-14968-4\task7631579\14968-4-BK-01.pdf   EDGAR :Redline:On   Doc 1 Page 14

	MS Limited Duration U.S. Government Trust Face Amount (000)	MSIFT Limited Duration Portfolio Face Amount (000)	Pro-Forma Combined Portfolio Face Amount (000)	MS Limited Duration U.S. Government Trust Value (000)	MSIFT Limited Duration Portfolio Value (000)	Adjustments (000)	Pro-Forma Combined Portfolio Value (000)
Government National Mortgage Association, IO							
5.00%, 11/20/38	1,567(h)	—	1,567	130(h)	—		130
6.05%, 3/20/43 (b)	456(h)	729	1,185	71(h)	113		184
6.32%, 5/20/40 (b)	556(h)	870	1,426	91(h)	143		234
6.33%, 8/16/39 (b)	1,263(h)	—	1,263	153(h)	—		153
6.43%, 1/16/40 (b)	921(h)	—	921	161(h)	—		161
6.63%, 8/16/36 (b)	1,379(h)	—	1,379	298(h)	—		298
				13,865	3,845		17,710
Commercial Mortgage-Backed Securities (1.3%)							
BLCP Hotel Trust							
1.13%, 8/15/29 (b)(c)	—	605	605	—	604		604
CDGJ Commercial Mortgage Trust							
1.57%, 12/15/27 (b)(c)	—	575	575	—	577		577
Citigroup Commercial Mortgage Trust							
2.11%, 1/12/30 (c)	—	171	171	—	173		173
Hilton USA Trust							
1.17%, 11/5/30 (b)(c)	—	168	168	—	168		168
JP Morgan Chase Commercial Mortgage Securities Trust,							
1.15%, 7/15/31 (b)(c)	—	285	285	—	284		284
5.46%, 12/12/43	—	400	400	—	413		413
				—	2,219		2,219
Corporate Bonds (41.4%)							
Finance (17.4%)							
Abbey National Treasury Services PLC							
3.05%, 8/23/18	—	370	370	—	386		386
ABN Amro Bank N.V.							
2.50%, 10/30/18 (c)	—	630	630	—	644		644
AerCap Ireland Capital Ltd./AerCap Global Aviation Trust							
3.75%, 5/15/19 (c)	—	345	345	—	347		347
Ally Financial, Inc.							
3.25%, 2/13/18	—	265	265	—	263		263
American Express Credit Corp.							
2.25%, 8/15/19	—	675	675	—	685		685
Anthem, Inc.							
1.88%, 1/15/18	—	705	705	—	709		709
Bank of America Corp.							
2.60%, 1/15/19	—	900	900	—	916		916
Bayer US Finance LLC							
2.38%, 10/8/19 (c)	—	600	600	—	611		611
BB&T Corp.							
2.25%, 2/1/19	—	580	580	—	589		589
BioMed Realty LP							
2.63%, 5/1/19	—	310	310	—	313		313
BNP Paribas SA, MTN							
2.70%, 8/20/18	—	610	610	—	629		629

	MS Limited Duration U.S. Government Trust Face Amount (000)	MSIFT Limited Duration Portfolio Face Amount (000)	Pro-Forma Combined Portfolio Face Amount (000)	MS Limited Duration U.S. Government Trust Value (000)	MSIFT Limited Duration Portfolio Value (000)	Adjustments (000)	Pro-Forma Combined Portfolio Value (000)
RALI Trust,							
0.36%, 12/25/36 (b)	—	571	571	—	444		444
6.00%, 11/25/36	—	165	165	—	129		129
Sequoia Mortgage Trust							
0.80%, 8/20/34 (b)	—	555	555	—	529		529
Washington Mutual Mortgage Pass-Through Certificates Trust,							
1.09%, 8/25/46 (b)	—	506	506	—	357		357
1.12%, 6/25/46 (b)	—	64	64	—	46		46
				—	4,145		4,145
Sovereign (1.0%)							
EUROFIMA, MTN							
6.25%, 12/28/18	—	AUD 630	AUD 630	—	545		545
Korea Development Bank (The)							
1.50%, 1/22/18	—	$ 690	$ 690	—	687		687
Spain Government International Bond							
4.00%, 3/6/18 (c)	—	500	500	—	536		536
				—	1,768		1,768
U.S. Agency Security (1.3%)							
Private Export Funding Corp.							
1.45%, 8/15/19	2,300	—	2,300	2,284	—		2,284
				2,284	—		2,284
Total Fixed Income Securities (Cost $168,254)				63,191	107,467		170,658
	Shares	Shares	Shares				
Short-Term Investments (7.0%)							
Investment Company (1.3%)							
Morgan Stanley Institutional Liquidity Funds - Money Market Portfolio — Institutional Class (See Note G) (Cost $1,304)	—	1,303,736	1,303,736	—	1,304		1,304
Morgan Stanley Institutional Liquidity Funds - Government Portfolio — Institutional Class (Cost $933)	933,246	—	933,246	933	—		933
				933	1,304		2,237
	Face Amount (000)	Face Amount (000)	Face Amount (000)				
U.S. Treasury Securities (5.7%)							
U.S. Treasury Bill							
0.07%, 6/18/15 (d)(e)	$ 486(h)	$ 864	$ 1,350	486(h)	864		1,350
U.S. Treasury Notes							
0.25%, 8/15/15	3,275(h)	—	3,275	3,277(h)	—		3,277
0.38%, 8/31/15	5,300(h)	—	5,300	5,306(h)	—		5,306
Total U.S. Treasury Securities (Cost $9,938)				9,069	864		9,933
Total Short-Term Investments (Cost $12,175)				10,002	2,168		12,170
Total Investments (104.8%) (Cost $180,429) (f)				73,193	109,635		182,828
Liabilities in Excess of Other Assets (4.8%)				(8,013)	(205)	(180)(g)	(8,398)
Net Assets (100.0%)				$ 65,180	$ 109,430	$ (180)	$ 174,430

(a)   Security is subject to delayed delivery.
(b)   Variable/Floating Rate Security — Interest rate changes on these instruments are based on changes in a designated base rate. The rates shown are those in effect on March 31, 2015.
(c)   144A security — Certain conditions for public sale may exist. Unless otherwise noted, these securities are deemed to be liquid.
(d)   Rate shown is the yield to maturity at March 31, 2015.
(e)   All or a portion of the security was pledged to cover margin requirements for futures contracts and swap agreements.
(f)   Securities are available for collateral in connection with securities purchased on a forward basis, open foreign currency forward exchange contract, open futures contracts and swap
       agreements.
(g)   Reorganization Expenses of approximately $180,000.
(h)   It is currently anticipated that the security, or a portion of the security, may be disposed of in connection with the Reorganization. Actual portfolio sales will depend on portfolio
       composition, market conditions and other factors at the time of the planned disposition and will be at the discretion of Morgan Stanley Investment Management Inc.

AID   Agency for International Development.
FDIC   Federal Deposit Insurance Corporation.
IO   Interest Only.
MTN   Medium Term Note.
NCUA   National Credit Union Administration.
REMIC   Real Estate Mortgage Investment Conduit.
TBA   To Be Announced.

Foreign Currency Forward Exchange Contract:

The Portfolio had the following foreign currency forward exchange contract open at March 31, 2015:

MSIFT Limited Duration Portfolio

Counterparty	Currency to Deliver (000)		Value (000)	Settlement Date	In Exchange For (000)		Value (000)	Unrealized Appreciation (000)
UBS AG	AUD	720	$ 548	4/7/15	USD	562	$ 562	$ 14

Pro-Forma Combined Portfolio

Counterparty	Currency to Deliver (000)		Value (000)	Settlement Date	In Exchange For (000)		Value (000)	Unrealized Appreciation (000)
UBS AG	AUD	720	$ 548	4/7/15	USD	562	$ 562	$ 14

Futures Contracts:

The Portfolio had the following futures contracts open at March 31, 2015:

	Number of Contracts		Value (000)	Expiration Date	Unrealized Appreciation (Depreciation) (000)	
MS Limited Duration U.S. Government Trust						
Long:						
U.S. Treasury 2 yr. Note	134		29,367	Jun-15	$	54
Short:						
U.S. Treasury 10 yr. Note	9		(1,160)	Jun-15		(12)
U.S. Treasury 5 yr. Note	45		(5,409)	Jun-15		(34)
					$	8
MSIFT Limited Duration Portfolio						
Long:						
U.S. Treasury 2 yr. Note	168	$	36,818	Jun-15	$	79
U.S. Treasury 10 yr. Note	23		2,965	Jun-15		19
U.S. Treasury Long Bond	1		164	Jun-15		2
Short:						
U.S. Treasury 5 yr. Note	171		(20,556)	Jun-15		(138)
					$	(38)
Pro-Forma Combined Portfolio						
Long:						
U.S. Treasury 2 yr. Note	302	$	66,185	Jun-15	$	133
U.S. Treasury 10 yr. Note	23		2,965	Jun-15		19
U.S. Treasury Long Bond	1		164	Jun-15		2
Short:						
U.S. Treasury 5 yr. Note	216		(25,965)	Jun-15		(172)
U.S. Treasury 10 yr. Note	9		(1,160)	Jun-15		(12)
					$	(30)